Filed by Coca-Cola HBC AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

The following is an article published by The Times on April 30, 2013.  This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

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The Times: Coca-Cola’s bottler breaks out the bubbly

Europe’s biggest Coca-Cola bottler is on track to join the FTSE 100 after a switch in its main listing from Athens to London sent its shares fizzing to a 13 per cent premium.

Trading in Coca-Cola HBC, formerly Coca-Cola Hellenic, opened — and closed — the day at £17.50, giving it a market value of more than £6.2 billion, a healthy increase on its closing value on Friday of £5.52 billion on the Athens Exchange. At that price, the soft drinks company would be catapulted into the Footsie at a level just outside the top 50, putting it on a par with Marks & Spencer and Capita, the outsourcing group. It is expected to be included at the next reshuffle in June, or in September at the latest.

The strong start vindicates the decision by the board, led by Dimitris Lois, the chief executive, to risk the wrath of the Greek financial and political community by shifting its corporate headquarters to Switzerland and its principal listing to London.

Mr Lois described the move yesterday as “a milestone”, and added: “We expect this to benefit our shareholders through enhanced liquidity, as well as our company through better access to the international capital markets and a wider potential investor base.”

Although, in the longer term, the move will give CCH the currency to pursue acquisitions, it will focus initially on cashing in on what Mr Lois has called “the huge organic growth potential of the 28 countries in which we already operate”.

In addition, in the next few months the group will seek to tap the financial markets to refinance two tranches of bonds totalling almost €1 billion that are due to expire in September and next January.

Mr Lois has insisted that it should not be regarded as a blow to Greece, which accounts for only 5 per cent of its volumes, confirming that it would be retaining its Athenian group corporate services centre, which makes, distributes and sells its products, and its Greek workforce of about 2,000. “We are committed more than ever to Greece,” he said. “There is no income loss to the Greek Government.”

CCH, created in its present form from the merger in 2000 between HBC and the London-listed Coca-Cola Beverages, derives about 96 per cent of its volumes from brands owned by the Coca-Cola Company, which include Fanta and Sprite. The Coca-Cola Company has a 23 per cent stake, the same as Kar-Tess Holding, a Luxembourg-based company.

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Important Notice

Coca-Cola HBC AG (“Coca-Cola HBC”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Coca-Cola HBC or Coca-Cola Hellenic have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

Other than as set forth above, no securities described in this document will be or have been registered under the Securities Act and may be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding plans for Coca-Cola Hellenic and for Coca-Cola HBC following completion of the exchange offer; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.